EDGECLIFF HOLDINGS, LLC
                               207 Grandview Drive
                          Fort Mitchell, Kentucky 41017

                                                              September 15, 2000

Dear Fellow Lodgian Stockholder:

         We are Lodgian's largest stockholder, with 14.9% of the company's outstanding common stock. You should have recently received our proxy materials urging you to support our nominees for election to Lodgian's Board at the 2000 Annual Meeting of Stockholders. We're writing to highlight important facts you should think about in making your voting decision and to respond to certain claims made by Lodgian's Board about us and our nominees.

                           YOUR BOARD IS FAILING YOU!

         Under your Board's poor leadership:

         o Lodgian's stock value has fallen by over 60% since May of last year.

         o The company has been unable to give you timely reports on its financial condition.

         o The company has been forced to admit that its internal financial and accounting controls do not comply with minimum regulatory standards.

         o The company has announced preliminary pre-tax losses of over $18 million for the first quarter of 2000.

         o The Board has failed to develop ANY specific transaction that would maximize the value of your shares despite having hired Morgan Stanley Dean Witter nine months ago.

         ON THE BASIS OF THESE FACTS, WE DO NOT HAVE ANY CONFIDENCE THAT YOUR CURRENT BOARD'S CONTINUED MANAGEMENT OF THE COMPANY WILL REVERSE THE TIDE OF LODGIAN'S DECLINING FINANCIAL CONDITION. WE BELIEVE THAT A SALE OF THE COMPANY TO THE HIGHEST BIDDER REPRESENTS THE BEST OPPORTUNITY FOR YOU TO MAXIMIZE THE VALUE OF YOUR SHARES.

         Since November of 1999, we have had numerous discussions with Lodgian concerning our interest in acquiring the company, and have made two definitive proposals to acquire your shares in all-cash transactions at prices of $6.50 and $5.75 per share, representing premiums of approximately 43% and 46%. We also requested additional information from Lodgian so that we could make an offer that would not be subject to any due diligence condition. Despite our willingness to enter into a customary confidentiality agreement in exchange for this information and despite the fact that we allowed Lodgian to meet our financing sources to confirm our ability to finance an acquisition, your Board has consistently refused to cooperate with us.

         WE BELIEVE THAT NOW IS THE APPROPRIATE TIME TO HOLD YOUR BOARD ACCOUNTABLE FOR ITS POOR MANAGEMENT OF THE COMPANY AND TO SEND YOUR BOARD A STRONG MESSAGE--THAT IT SHOULD ALLOW YOU TO MAXIMIZE THE VALUE OF YOUR SHARES THROUGH A SALE OF THE COMPANY TO THE HIGHEST BIDDER. Our nominees will strongly advocate a sale of the company to the highest bidder, whether to us or any competing bidder with a superior proposal.

         DON'T BE MISLED BY THE BOARD'S SLICK PUBLIC RELATIONS CAMPAIGN!

         YOUR BOARD IS NOT GIVING YOU ALL THE FACTS ABOUT ITS REFUSAL TO DEAL WITH US. Your Board claims that it has not provided us the information we requested in order to make a firm offer for your shares because we refused to sign a "customary" confidentiality agreement. This is simply NOT true. The only confidentiality agreement your Board was willing to sign would have also required us to agree to a one-year "standstill" provision--a one-year agreement that, among other things, would prohibit us from making any offer directly to Lodgian's stockholders without your Board's approval. We were willing to agree to a 30-day restriction, but your Board refused to negotiate with us. INSTEAD OF WORKING WITH US TO MAXIMIZE THE VALUE OF YOUR SHARES, YOUR BOARD'S PRIMARY FOCUS WAS ON MAINTAINING ITS CONTROL OF LODGIAN.

                       WHY HAVEN'T WE MADE A TENDER OFFER?

         WE'RE INTERESTED IN MAKING A TENDER OFFER FOR YOUR SHARES, BUT YOUR BOARD HAS WITHHELD THE INFORMATION WE NEED TO DO SO. Your Board claims that our efforts to maximize the value of your shares are not "for real" because we haven't launched a formal tender offer for your shares. Since March of 1999, we have paid over $18 million in open market transactions to acquire 14.9% of Lodgian's outstanding common stock--the maximum amount that we could acquire without triggering Lodgian's poison pill and more than twice the number of shares held by all the members of your Board combined. We have hired a financial advisor and outside legal counsel to aid us in evaluating our alternatives in acquiring the company's remaining shares. We have launched this proxy fight to elect nominees to your Board who will strongly advocate selling the company to the highest bidder. We believe that these facts provide ample evidence that we are serious about acquiring the company.

         We would like to make a formal tender offer for your shares, but need to be able to properly evaluate Lodgian's current business and financial position so that we can make a FIRM offer. Because of your Board's poor management, the most current publicly available information on Lodgian--other than a single company press release announcing preliminary results that are almost six months old and that have not been fully reviewed by the company's auditors--is dated December 1999! In addition, without direct access to customary due diligence materials, we have no ability to independently verify the company's current condition. Your Board knows that our ability to do so is critical, especially in light of Lodgian's current financial and accounting irregularities. WE HAVE REPEATEDLY SOUGHT THIS INFORMATION FROM YOUR BOARD SO THAT WE COULD MAKE A FIRM OFFER, BUT YOUR BOARD HAS BEEN MORE FOCUSED ON ENTRENCHING ITSELF RATHER THAN COOPERATING WITH US TO MAXIMIZE THE VALUE OF YOUR SHARES. YOUR BOARD CLAIMS THAT IT WANTS US TO MAKE A TENDER OFFER FOR YOUR SHARES, BUT ITS ACTIONS PROVE OTHERWISE!

            OUR NOMINEES ARE FOCUSED ON MAXIMIZING THE VALUE OF YOUR
                                     SHARES.

         Unlike the current members of your Board:

         o Our nominees will encourage a sale of the company to the highest bidder.

         o Our nominees will seek to cooperate with potential bidders by providing access to current company information pursuant to STANDARD confidentiality agreements.

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

         Your Board claims that if our nominees are elected, we will be able to acquire Lodgian for an inadequate price, or will be able to force the company to buy back our shares--and only our shares--for a substantial premium to market price. These allegations are simply NOT true.

         o If elected to the Board, our nominees will owe Lodgian's stockholders a fiduciary duty to support the most favorable transaction available to ALL of the company's stockholders

         o Because of Lodgian's classified Board structure, our nominees would not constitute a majority of the Board, and would not be able to force the company to take ANY action (whether or not for our benefit) without the support of additional Board members.

         Your Board claims that you should not vote for our nominees because we may be deemed to compete with Lodgian and that certain of our nominees are affiliated with us. What your Board has failed to fully and clearly disclose is that one of THE BOARD'S nominees for election is the chairman and chief executive officer of the nation's tenth largest hotel company!

          YOUR CURRENT BOARD HAS FAILED TO EXPLAIN HOW IT WOULD IMPROVE
                      UPON ITS POOR MANAGEMENT PERFORMANCE.

         The Board CLAIMS that it has been evaluating the company's strategic alternatives since January of 2000. Since that time, the company's stock price has lost more than 40% of its value, and Lodgian's most significant publicly announced transaction was to agree to sell ten core assets--at prices we believe to be below replacement value and fair market value--for a pre-tax loss of $50 million.

         Your Board now argues that you should vote for its nominees so that they can assist the Board in its continued efforts to maximize stockholder value. Your Board has not articulated any new specific plan or proposed transaction that would accomplish this goal. WE BELIEVE THE BOARD HAS FAILED TO PROVIDE ANY PERSUASIVE ARGUMENT AS TO WHY ITS POOR PAST PERFORMANCE WOULD NOT BE INDICATIVE OF ITS FUTURE RESULTS.

                                      * * *

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

         NOW IS THE APPROPRIATE TIME TO HOLD YOUR BOARD ACCOUNTABLE FOR ITS POOR MANAGEMENT OF THE COMPANY AND TO SEND YOUR BOARD A STRONG MESSAGE--THAT IT SHOULD ALLOW YOU TO MAXIMIZE THE VALUE OF YOUR SHARES THROUGH A SALE OF THE COMPANY TO THE HIGHEST BIDDER.

                   SEND YOUR BOARD A MESSAGE IT CAN'T IGNORE!

           SIGN, DATE AND RETURN THE ENCLOSED GREEN PROXY CARD TODAY.


                                        Thank you for your support.

                                        Sincerely,

                                        [Signature]

                                        William J. Yung
                                        President
                                        Edgecliff Holdings, LLC

                                    IMPORTANT

         - Please sign, date and return the enclosed GREEN proxy card today in the postage-paid envelope provided.

         - DO NOT sign any proxy card that you may receive from the Company, even as a protest vote against the Board and management. If you have already done so, you may revoke your previously signed proxy by signing, dating and returning a later dated GREEN proxy card using the envelope provided.

If you have any questions regarding your proxy, or need assistance in voting your shares, please call:

                         [MACKENZIE PARTNERS, INC. LOGO]
                                156 FIFTH AVENUE
                            NEW YORK, NEW YORK 10010

                             TOLL FREE: 800-322-2885
                                       OR
                           CALL COLLECT: 212-929-5500

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